Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: October 29, 2018

The following is the transcript of a conference call hosted by David M. Blackman, President and Chief Executive Officer of Select Income REIT, or SIR, and John C. Popeo, Chief Financial Officer and Treasurer of SIR, on October 29, 2018.

Select Income REIT

Third Quarter 2018 Results

Investor Conference Call

Monday, October 29, 2018

10:00 AM

Operator

Good morning and welcome to Select Income REIT’s third quarter 2018 financial results conference call.  At this time for opening remarks and introductions, I would like to turn the call over to Olivia Snyder, Manager of Investor Relations.

Olivia Snyder

Thank you, and good morning everyone. Thanks for joining us today.

With me on the call are President and Chief Executive Officer David Blackman and Chief Financial Officer and Treasurer John Popeo.  In addition, we are joined by Jeff Leer, who has been appointed as Chief Financial Officer and Treasurer, effective December 1st, 2018.  In just a moment, they will provide details about our business and our performance for the third quarter of 2018.  We will then open the call to your questions.  First, I would like to note that the recording and retransmission of today’s conference call is prohibited without the prior written consent of the company.

Also note that today’s conference call contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  These forward looking statements are based on SIR’s beliefs and expectations as of today, Monday, October 29th, 2018 and actual results may differ materially from those that we project.  The company undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call.  Additional information concerning factors that could cause those differences is contained in our filings with the Securities and Exchange Commission — or SEC — which can be accessed from our website — sirreit.com — or the SEC’s website.  Investors are cautioned not to place undue reliance upon any forward looking statements.

In addition, we will be discussing non-GAAP numbers during this call including Normalized funds from operations, or Normalized FFO, and cash-based net operating income — or Cash Basis NOI.  A reconciliation of these non-GAAP figures to net income and the components to calculate cash available for distribution, or CAD, are available in our Supplemental Operating and Financial Data package, which also can be found on our website.

And now, I will turn the call over to David…

David Blackman

Thank you, Olivia and good morning.

On today’s call, I will provide an overview of Select Income REIT’s operating activity for the quarter, review SIR’s lease expirations for the next 12 months that are at risk and provide an update on SIR’s plan to merge into Government Properties Income Trust before turning the call over to John Popeo to review our financial results and balance sheet.

SIR did not have any expiring leases during the third quarter of 2018, but completed an early renewal with a tenant that occupies 72 thousand square feet in San Jose, California.  The lease renewal extended the lease expiration date to 7.6 years and resulted in a 40 percent roll up in rent and a leasing capital commitment of only 35 cents per square foot per lease year.

For the next four quarters, SIR has two tenants occupying 446 thousand square feet in four buildings that will vacate.  These tenants contribute 1.7 percent of annualized rent and are expected to vacate during the fourth quarter of 2018.  This is unchanged from our expectations for the past three quarters.

Turning to the vacant space across the SIR portfolio of properties.

During the third quarter of 2018, we sold a 418 thousand square foot land parcel in Hawaii for 10.3 million dollars.  This land parcel had been vacant since before SIR was created.  We are also negotiating agreements to sell a vacant 502 thousand square foot building in Pennsylvania and a 417 thousand square foot vacant land parcel in Hawaii for 19.6 million dollars in the aggregate.  Should we be successful in completing these sales, SIR’s vacant space at the end of the third quarter would have declined by 54 percent and occupancy would have increased by 520 basis points.  In addition, we have strong prospects to lease 554 thousand square feet of space that is vacant or expected to become vacant during the fourth quarter of 2018.  This would further reduce SIR’s vacant space to approximately five percent of the aggregate portfolio and demonstrates strong operating momentum at our properties.

Turning to the merger plan ……

There is a fair amount of information available to the public with respect to the pending combination with GOV, to include our joint investor presentation from the announcement on September 17th and the joint preliminary proxy that was filed with the SEC on October 1st.  So rather than rehashing the information that has already been disclosed, I am going to provide an overview of the combined company, summarize the key points and outline the principal reasons why we believe the merger should be supported by SIR shareholders.

The merger will combine SIR with GOV to form what we believe will be a leading national office REIT with increased scale, enhanced tenant and geographic diversification, a well-laddered lease expiration schedule, a broader investment strategy, and a company with one of the highest percentages of rent paid by investment grade rated tenants in the office sector.  GOV will be the surviving entity and will change its name to Office Properties Income Trust, or OPI, upon closing the merger.

On a pro forma basis, the combined company will own 213 buildings containing 30.2 million square feet located in 38 states and the District of Columbia that will be 92 percent occupied with a weighted average remaining lease term of 6.1 years.  Approximately 66 percent of OPI’s annualized rent will be paid by investment grade rated tenants and only 29 percent of annualized rent will expire between 2018 and 2021.  The combined company is expected to pay a dividend based upon 75 percent of cash available for distribution, which is estimated to be between 50 cents and 60 cents per share per annum and which is also expected to provide the combined company with greater financial flexibility and a greater ability to increase the dividend over time.

The investment strategy for the combined company will focus on office properties in highly desirable markets that have strong economic fundamentals to support growth.  We expect to acquire both single tenant buildings and multi-tenant buildings.  Single tenant building acquisitions will be for properties that are strategic to tenants and will include built to suit properties, corporate headquarters and buildings where tenants have invested meaningful capital.  They will also need to have a minimum remaining lease term of seven years.  Multi-tenant building acquisitions will be buildings primarily leased to government tenants and for government agencies with high security requirements or where the agencies’ mission is strategic to the buildings location.  We also expect to focus primarily on first generation buildings where we believe getting at least one tenant renewal is more likely and where ongoing capital needs will be more modest.

A key component of our investment strategy will be the implementation of a capital recycling program in which the company expects to prune between 100 and 300 million dollars of properties annually to reinvest in properties that are expected to improve the average age of our portfolio, the weighted average remaining lease term and tenant retention prospects and to manage ongoing capital requirements.  This is also expected to create accretion to cash available for distribution over time.

Now a quick review of what has been accomplished since the merger announcement and what is expected to occur as we approach the merger closing…...

On October 9th, GOV sold all of the 24.9 million common shares of SIR it owned, using the net proceeds of approximately 435 million dollars to repay outstanding debt.  On October 26th, a first amendment to the preliminary joint proxy was filed to address comments received from the SEC.  Once the proxy is declared effective, we will set a shareholder meeting date for SIR shareholders to approve the merger.  The threshold for approval is an affirmative vote by a majority of outstanding shares.  Since GOV sold its SIR shares after the record date had been set for the shareholder meeting, GOV and insiders will vote approximately 30 percent of the outstanding shares in favor of the merger at the SIR shareholder meeting.  Once owners of a majority of SIR shares approve the merger, a record date will be set to distribute the 45 million shares of ILPT that SIR owns to our shareholders as a special dividend.  We expect the merger will close by December 31, 2018.

There are numerous reasons why we believe the combination of SIR and GOV is in the best interest of SIR, but there are three I want to highlight.  First, we believe it is important to eliminate the complicated cross ownership between GOV, SIR and ILPT.  GOV previously was our largest shareholder owning 27.8 percent of our outstanding common shares and we currently are ILPT’s controlling shareholder owning 69.2 percent of its outstanding common shares.  GOV and SIR became disentangled on October 9th with the sale of GOV’s ownership interest in SIR and as a condition of the merger, SIR will distribute all of the 45 million common shares of ILPT that we own to our shareholders.  Upon completion of the ILPT share distribution, there will be greater business clarity for investors of each company and the co-dependence on financial results among companies will be eliminated.

Second, in addition to eliminating the cross ownership, distributing our ILPT shares will allow SIR shareholders the opportunity to participate in the future growth of ILPT.  It will also significantly increase ILPT’s public float, which in combination with eliminating SIR’s controlling interest, is expected to positively impact the market value of ILPT’s common shares.

Third, it would be difficult to distribute the ILPT shares on a standalone basis as doing so would substantially increase SIR’s leverage, which would place our investment grade rating at risk, reduce our financial flexibility and SIR’s cash available for distribution would not cover our existing dividend.

With that, I will turn the call over to John Popeo to review our operating results and balance sheet…. John.

John Popeo

Thank you, David, and good morning everyone.

Before I begin, I’d like to reiterate that for purposes of this call, we will be discussing operating metrics for our SIR segment which includes only properties owned 100 percent by SIR.  Our discussion of financial metrics will be for consolidated SIR.

Total revenues for the SIR segment were 81.5 million dollars, up approximately 3.2 percent from the third quarter of 2017, primarily reflecting the collection this quarter of prior period bad debts related to the second quarter tenant default discussed on our last earnings call.

Real estate taxes for the SIR segment were 7.6 million dollars, a 9.6 percent increase from the prior year, reflecting taxes that were previously paid by certain of our tenants at comparable properties but are now being paid directly by us, and tax valuation and tax rate increases at certain of our comparable properties.

SIR same property cash basis NOI was 58.4 million dollars, a 6.7 percent increase from the third quarter of last year, primarily reflecting the collection of prior period bad debts mentioned previously.

The rest of the financial presentation will primarily refer to consolidated results.

Consolidated operating income for the third quarter of 2018 was 30.3 million dollars, compared to 55.6 million dollars last year.  The decrease primarily reflects the 13.7 million dollar increase in general and administrative expenses primarily related to accrued estimated business management incentive fees, and a loss on asset impairment of 9.7 million dollars on our Hanover, Pennsylvania property.

As a reminder, business management incentive fees will be calculated at the end of this year based on our common share total return for the past three years in excess of a comparable period index.  The estimated fee for this quarter is based on SIR’s total return as of September 30th, 2018.  And although we recognize this expense in our income statement during the first three quarters of the calendar year, we don’t include the expense in Normalized FFO until the fourth quarter when the actual fee amount is determined and subsequently paid.

Unrealized gains on equity securities of 22.8 million dollars continues to reflect a recent accounting pronouncement adopted by SIR that requires that changes in the value of the RMR shares that SIR owns be shown on the face of the income statement instead of running through Other Comprehensive Income on the balance sheet.

The 4 million dollar gain on sale of real estate assets reflects the sale of a 418 thousand square foot vacant land parcel during the quarter located in Hawaii.

Net income allocated to non-controlling interest of 5.6 million dollars represents the portion of ILPT’s post-IPO earnings allocated to ILPT’s public shareholders.

During the quarter, SIR standalone paid 5 million dollars on recurring capital expenditures, primarily reflecting the cost to release or renew space at our Birmingham, Alabama and Englewood, Colorado properties; and roof, parking lot and façade upgrades throughout the SIR portfolio.  ILPT’s capital costs were minimal.

On a consolidated basis, Normalized FFO attributed to SIR for the third quarter of 2018 was 56 million dollars, or 63 cents per diluted share, compared to 60.7 million dollars, or 68 cents per diluted share for the third quarter of 2017.  The difference primarily reflects 7.8 million dollars of Normalized FFO allocated to public shareholders of ILPT, partially offset by the collection of prior period bad debt expense during the quarter.

Consolidated Adjusted EBITDA was 87.9 million dollars, compared to 85.7 million dollars in the prior year.

Finally, moving to the balance sheet…

The decline in cash from year end reflects the application of proceeds received by SIR from the ILPT transaction to redeem SIR’s 350 million dollars of 2.85% senior unsecured notes and to repay the 350 million dollar term loan, all during the first quarter of 2018.  ILPT repaid amounts outstanding on its revolver with the net proceeds it received in January from the ILPT IPO.

As of the end of the quarter, our consolidated debt to adjusted EBITDA leverage ratio was 6.1x and our fixed charge coverage ratio was 3.8x.

At the end of the third quarter, SIR and ILPT had 108 million dollars and 380 million dollars drawn on their respective revolvers, with no material near term debt maturities.

[Pause…]

That concludes our formal remarks. Operator, would you please open the line for questions?

Operator

Absolutely, thank you. We will now begin the question and answer session. To ask a question, you may press star, then one on your touch-tone phone. If you are using a speaker phone, we ask that you please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time we will pause momentarily to assemble our roster.

Today’s first question comes from Bryan Maher of B. Riley FBR. Please go ahead.

Bryan Maher

Good morning guys. David, you talked a little bit about post merger acquisitions and what you’d be looking to acquire. Can you talk a little bit about what you think the appetite will be in 2019 and 2020? Availability of financing and capital to make those acquisitions, what should we be looking for there?

David Blackman

Sure, Bryan. It’s a good question. First, we are going to focus on selling the assets that we’ve identified to manage our leverage. We’re already working through the assets in terms of getting broker opinions of value and getting prepared to bring those assets to market early in 2019. The goal is to get our leverage in line with our longer term leverage levels by mid year. Once we get to that level, I think we’ll then turn more to capital recycling and using proceeds from capital recycling to reinvest in new assets.

It’s hard to say where I sit right now Bryan on exactly what to expect from a cap rate perspective. I think we’re a little bit on a cusp right now of where buyers’ expectations on cap rates are increasing, where sellers are expecting cap rates to kind of remain the same. Depending upon how the Fed continues to move rates, I think by mid year 2019 we’ll see that shift where cap rates have increased a bit, and that will position us well to get back in the market and buy properties.

I would think that if we recycle towards the last half of 2019 somewhere between $100 million and $300 million of assets, we should be able to then acquire certainly the same level. Does that make sense?

Bryan Maher

Yes, it does. Thank you. Then as it relates to the RMR shares, you have a note in the release today as to the unrealized gain and that number kind of moving around, and given that you kind of are cleaning up the cross ownership of GOV and SIR and ILPT, and given the desire to de-lever, is there any thought to selling or otherwise disposing of the SIR and GOV RMR shares?

David Blackman

Bryan, that’s certainly something that we will consider. I would say we’ll be more opportunistic with the sale of those. If we’re pleased with the price at the time and the new OPI board is in agreement, we will definitely consider that.

As you know, the return that we get from the dividend from RMR is certainly low relative to the return we generate off of real estate. So, economically it does makes sense to consider that.

Bryan Maher

Then just lastly from me, I think that we certainly have been surprised by the degradation in GOV shares since the announcement, as I’m sure you and RMR are as well. Do you have any thought there with respect to feedback you have received from institutional investors and otherwise as to why it’s been so profound?

David Blackman

You know, Bryan, it’s always hard to tell. What I would say is there’s been a tremendous amount of kind of merger related hedging activity in all of the shares since the merger was announced, and I suspect that that has some impact on the trading prices of all three companies. I also suspect that we did surprise the market a tad when we announced what we thought the future dividend would be for GOV.

I expect that it’s going to stabilize over time. It hasn’t been helped by a broader market sell-off, not only in the REIT sector but the broader S&P and NASDAQ stocks.

Bryan Maher

Thanks, David.

David Blackman

Yes.

Operator

Ladies and gentlemen, as a reminder, if you would like to ask a question, please press star then one. Today’s next question comes from Mitch Germain of JMP. Please go ahead.

Mitch Germain

Good morning. David, the $100 million to $300 million of expected recycling, do you think is that like a broader change that RMR is looking at across its many different companies, or do you think that that’s going to be specific to the office REIT?

David Blackman

Mitch, it’s a great question. I think that the RMR managed REITs are more open minded to selling properties today than we have been historically. Right now, the focus is clearly on the combination of GOV and SIR and how we create CAD accretion at OPI. But I suspect that that will have an impact on how we think about allocating capital at all the managed companies.

Mitch Germain

Great. Then just a quick one for you, John. Just walk me through the accounting for the bad debt recovery, if you don’t mind. I know that there was a charge last quarter then there was a receipt this quarter. Just trying to understand the different line items that could have been impacted.

John Popeo

Sure. We were in the process of restructuring an existing tenant lease, but that tenant failed to pay May and June rent at the end of the second quarter. So, under our internal accounting rules, we chose to reserve around $2.2 million of unpaid rent until the agreement was executed to restructure the lease. That agreement was executed in early October and as part of that agreement, the tenant came current on all their past rent, and so that’s why we—even though it was received in early October, that’s why we chose to recognize that recovery in the third quarter.

Mitch Germain

Basically the way to think about it is in the 3Q numbers is an additional $2 million plus of rents that relate to a prior period; is that how we should think about it?

John Popeo

That is correct.

Mitch Germain

Great. Thank you.

Operator

Ladies and gentlemen, this concludes the question and answer session. I’d like to turn the conference back over to Mr. Blackman for any closing remarks.

David Blackman

Before concluding the call, I would like to congratulate John Popeo on his 21 year career at The RMR Group and thank him for his tremendous contribution to RMR, SIR and ILPT.   John, we all wish you good health and happiness in your retirement.  Operator, that concludes this call.

ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT

In connection with the merger and the other transactions contemplated by the merger agreement, Government Properties Income Trust, or GOV, has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4, or the Form S-4, containing a preliminary joint proxy statement/prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS.

After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to SIR’s and GOV’s shareholders. Investors will be able to obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com and free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com.

PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS

SIR, its trustees and certain of its executive officers, GOV, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party and from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SIR’s and GOV’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the preliminary joint proxy statement/prospectus for the merger filed, and will be set forth in the definitive joint proxy statement/prospectus for the merger to be filed, with the SEC. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from SIR or GOV, as applicable, using the sources indicated above.